SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RETALIX LTD.
(Name of Subject Company (Issuer))

BOAZ DOTAN
ELI GELMAN
NEHEMIA LEMELBAUM
AVINOAM NAOR
MARIO SEGAL
M.R.S.G. (1999) LTD.
(Names of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

Avinoam Naor
1 Hashikma
P.O. Box 8
Savyon, Israel 56530
Telephone: +972-3-737-1111
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons

With copies to:

Dan Geva, Adv.
Shira Azran, Adv.
Meitar Liquornik Geva & Leshem Brandwein.
16 Abba Hillel Silver Road
Ramat Gan 52506, Israel
Telephone: +972-3-610-3100

CALCULATION OF FILING FEE

Transaction	Amount of Filing
Valuation*	Fee**
$ 14,105,000	$ 787.06

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 1,550,000 ordinary shares of Retalix Ltd. at a purchase price of $9.10 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tenderoffer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal, five individuals who are citizens of the State of Israel, and M.R.S.G. (1999) Ltd., a limited company organized under the laws of the State of Israel (collectively referred to hereinafter as “Alpha” or the “Bidder Group”), and relates to the collective offer by the Bidder Group to purchase up to 1,550,000 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Retalix Ltd. (“Retalix”), at $9.10 per Share to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 21, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

        This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to the vast majority of the items of this Schedule TO as more particularly described below. Also pursuant to such General Instruction F, certain information set forth in (i) the proxy statement filed by Retalix with the SEC on September 21, 2009 (as Exhibit 99.1 to its Form 6-K filing on such date) with respect to the October 19, 2009 annual meeting of shareholders (the “Shareholders Meeting”) at which certain transactions and agreements by and among Retalix, the Bidder Group, Ronex Holdings, Limited Partnership (“Ronex”) and Retalix’s founders were approved, including a private placement (the “Private Placement”) pursuant to which Retalix will issue and sell ordinary shares to the Bidder Group (the “Proxy Statement”) and (ii) the Statement of Beneficial Ownership on Schedule 13D filed by the Bidder Group with the SEC on September 10, 2009 (the “Bidder Group’s Schedule 13D”), which also described certain of such transactions and agreements by and among Retalix, the Bidder Group, Ronex and Retalix’s founders, is also incorporated by reference herein, as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a). The information set forth in Section 8 (“Information Concerning Retalix”) of the Offer to Purchase and in Item 1 of the Bidder Group’s Schedule 13D is incorporated herein by reference.

        (b). The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

        (c). The information set forth in Section 6 (“Price Range of the Shares Etc.”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a), (b) and (c). The information set forth in the Offer to Purchase under “Introduction” and in Section 9 (“Information Concerning the Bidder Group”), as well as in Schedule I to the Offer to Purchase, and in Item 2 of the Bidder Group’s Schedule 13D, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

Section 1 (“Terms of the Offer; Proration; Expiration Date”);

Section 2 (“Acceptance for Payment and Payment”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 ("Certain U.S. Federal Income Tax and Israeli Income Tax Consequences"); and

Section 14 (“Miscellaneous”).

        The information set forth in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) and (b). The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer–Related Party Transactions” and in Section 9 (“Information Concerning the Bidder Group”), as well as in Schedule I to the Offer to Purchase, is incorporated herein by reference. In addition, the information set forth in the Proxy Statement under the “Background” subheading of Proposal 4 therein is also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a). The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer–Background” and “Background to the Offer–Purpose of the Offer; Reasons for the Offer”, as well as in the Proxy Statement under “The Tender Offer” subheading of Proposal 4, and in Item 4 of the Bidder Group’s Schedule 13D, is incorporated herein by reference.

        (c)(1) through (c)(7). The information set forth in the Offer to Purchase under “Background to the Offer–Plans for Retalix after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning the Bidder Group”), as well as in the Proxy Statement under the “Share Purchase Agreement” and “Election of Directors and Related Matters” subheadings of Proposal 4, and in Item 4 of the Bidder Group’s Schedule 13D, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b) and (d). The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer–Background” and Section 10 (“Sources and Amount of Funds”), as well as in Item 3 of the Bidder Group’s Schedule 13D, is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b). The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer–Related Party Transactions,” and in Section 9 (“Information Concerning the Bidder Group”), as well as in Schedule I to the Offer to Purchase; in the table titled “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” and related footnotes in the Proxy Statement; and in Item 5 of the Bidder Group’s Schedule 13D, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a). The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a) and (b). Financial and pro forma information with respect to the Bidder Group has not been included in this Schedule TO because each member of the Bidder Group believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. The members of the Bidder Group believe that the financial condition of the Bidder Group is not material for each of the following reasons:

        (i) the consideration offered for the Shares consists solely of cash;

        (ii) the Offer is not subject to any financing condition;

        (iii) the purpose (and/or effect) of the Offer is not a change of control of Retalix, as, regardless of whether any Shares are tendered in response to the Offer, the Bidder Group (A) already has designated (pursuant to a shareholders agreement with Ronex, another significant shareholder of Retalix) a majority of the members of Retalix’s Board of Directors, who were elected at the Shareholders Meeting, pending and subject to the closing of the private placement investment by the Bidder Group in Retalix (as described in the Proxy Statement) and (B) will in any event following the conclusion of the Offer and the private placement possess a direct 20% equity interest in Retalix (excluding Shares underlying warrants to be granted to the Bidder Group) and will therefore not control Retalix to any greater or lesser extent as a result of the tender of Shares pursuant to the Offer; and

        (iv) the Bidder Group has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee the Bidder Group’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, the Bidder Group has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that the Bidder Group is offering to purchase in the Offer. Furthermore, the Israeli Depositary, Clal Finance Batucha Investment Management Ltd. is a subsidiary of Clal Finance Ltd., an established and prominent Israeli financial institution (“Clal”). Clal describes itself on its website, www.clalfinance.com, as Israel’s largest financial institution outside the banking system, providing a broad array of financial services ranging from portfolio management to brokerage and underwriting services, with over NIS 57 billion (approximately US$14 billion) in assets under management.

ITEM 11. ADDITIONAL INFORMATION.

        (a). The information set forth in the Offer to Purchase under “Background to the Offer–Interest of Persons in the Offer,” “Background to the Offer–Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning the Bidder Group”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. The information set forth in the Proxy Statement in Proposal 4, and in Items 1 (“Security and Issuer”), 4 (“Purpose of Transaction”) and 6 (“Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer”) of the Bidder Group’s Schedule 13D, is incorporated herein by reference. The Bidder Group is not aware of any pending material legal proceedings relating to the Offer.

        (b) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Proxy Statement is incorporated herein by reference.

        On September 3, 2009, Retalix issued a press release announcing, in addition to the Private Placement and related potential transactions involving the Bidder Group, the potential Offer (subject to the approval by Retalix’s shareholders of the matters voted upon at the Shareholders Meeting), a copy of such press release having been filed by the Bidder Group with the SEC under cover of Schedule TO-C pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on such date. Such press release is annexed hereto as Exhibit (a)(5)(A) and incorporated herein by reference.

        On October 21, 2009, the Bidder Group issued a press release announcing that the pre-closing for the Private Placement had occurred, and that it was commencing the Offer. Such press release is annexed hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 21, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Retalix on September 3, 2009 (incorporated by reference to the Schedule TO-C filed by the Bidder Group with the SEC on September 3, 2009).

(a)(5)(B)	Text of Press Release issued by the Bidder Group on October 21, 2009.

(a)(5)(C)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on October 21, 2009.*

(a)(5)(D)	Form of Acceptance Notice and Share Transfer Deed to be filed with the Israeli Securities Authority on October 21, 2009.*

(b)	Not applicable.

(d)(1)	Bidder Group’s Schedule 13D, filed by the Bidder Group with the SEC on September 10, 2009 (incorporated by reference to such Schedule 13D).

(d)(2)	Share Purchase Agreement, dated as of September 3, 2009, by and between Retalix and the Bidder Group (the “Share Purchase Agreement”) (incorporated by reference to Exhibit 4 to the Bidder Group’s Schedule 13D).

(d)(3)	Share Purchase Agreement, dated as of September 3, 2009, by and among Barry Shaked, the Bidder Group and Ronex Holdings, Limited Partnership (incorporated by reference to Exhibit 2 to the Bidder Group’s Schedule 13D).

(d)(4)	Shareholders Agreement, dated as of September 3, 2009, by and between Ronex Holdings, Limited Partnership and the Bidder Group (incorporated by reference to Exhibit 1 to the Bidder Group’s Schedule 13D).

(d)(5)	Form of Registration Rights Agreement, by and between Retalix and the Bidder Group, annexed as Exhibit D to the Share Purchase Agreement (incorporated by reference to Exhibit 5 to the Bidder Group’s Schedule 13D).

(d)(6)	Form of Management Services Agreement, by and between Retalix and the Bidder Group, annexed as Exhibit E to the Share Purchase Agreement (incorporated by reference to Appendix C to the Proxy Statement serving as Exhibit 99.1 to the Form 6-K filed by Retalix with the SEC on September 21, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

By: /s/ Boaz Dotan —————————————— Boaz Dotan

By: /s/ Eli Gelman —————————————— Eli Gelman

By: /s/ Nehemia Lemelbaum —————————————— Nehemia Lemelbaum

By: /s/ Avinoam Naor —————————————— Avinoam Naor

By: /s/ Mario Segal —————————————— Mario Segal

M.R.S.G. (1999) LTD. By: /s/ Mario Segal —————————————— Mario Segal Sole Shareholder and Sole Director

Dated: October 21, 2009